LEEWARD CAPITAL CORP.

Suite 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2 CANADA
Tel. (403) 265-4077
Fax (403) 265-6410

Trading Symbol: LWC SEC 12g3-2(b) exemption: 82-3640

PRESS RELEASE Date: December 24, 2004

Warrants Exercised

Leeward is pleased to announce that it has received $295,750 through the exercise of flow-through warrants at $0.35 per share; these funds will be used to explore the Nithi Mountain Molybdenite prospect in British Columbia.

On the Nithi Mountain property, the initial field program has been completed; old moly showings were relocated and sampled, and a number of new moly showings were discovered. The pattern of occurrences indicates that there is a zone of moly mineralization extending across the property. This mineralized zone has been named the "Alpha" zone.

The "Alpha" zone has been tested by an airborne magnetic and EM survey earlier in December. The highly altered nature of the bedrock within this molybdenite zone should provide a good magnetic and EM response.

For further information, contact James W. Davis at (403) 265-4077, ext.1.



No Canadian stock exchange has approved or disapproved the contents of this release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Leeward Capital Corp. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Corporation assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

web page: http://www.leewardcapital.com
e-mail: president@leewardcapital.com